July 13, 2007

VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	China-Biotics, Inc. Amendment No. 4 to Registration Statement on Form SB-2 Filed April 27, 2007 File No. 333-132670

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letter dated May 16, 2007. In connection therewith, the Company is hereby filing Amendment No. 5 to Form SB-2 (File No. 333-132670) (the “Amendment”). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

1.	Comment:
Please update the disclosure in your registration statement to provide information as of the most recent practicable date. As two examples only, on page 14 under Overview, in the fourth bulleted paragraph you indicate that as of December 31, 2006 you were still waiting for approval from the relevant government authorities to grant a construction permit for your bulk manufacturing facilities, and on page 41 you provide the number of your employees as of December 31, 2006.

Response:	In response to this comment, the Company has updated the disclosure in the Amendment.

2.	Comment:
We have considered your response to prior comment number one and note your indication that SGI “did not have any substantive operations since its inception,” and that its principal activity was “investment holdings.” Please describe in detail the exact nature of SGI’s operations, including its investment holding. Specifically address paragraph 9 of SFAS 141 and EITF 98-3 in your response.

July 13, 2007

Response:
SGI was incorporated in the British Virgin Islands on February 13, 2004. SGI has not carried out any operations since inception. SGI’s principal activities from the date of incorporation to the current date were as follows:

•
From inception to August 10, 2005, SGI’s activities were limited to the issuance of 1,000 shares of common stock for a total consideration of $1,000, incurrence of incorporation and professional expenses, and three in- and-out bank receipts and payments with SGI shareholders.

•	On August 11, 2005, SGI entered into an agreement to acquire 100% of equity of Shanghai Shining Biotechnology Co. Ltd. (“Shining”) from the former majority shareholders of SGI and a third party.

•	In September 2005, SGI issued a convertible bond to Charming Leader Group Ltd for cash in the amount of HKD 20,000,000.

•	In September 2005 and October 2005, SGI arranged for cash settlement on the purchase consideration for its acquisition of 100% equity in Shining.

•	In October 2005, SGI issued 9,000 shares of common stock for a total consideration of $9,000.

•	In December 2005, Shining received a permanent business license from the PRC authorities which officially recognized SGI as Shining’s sole shareholder.

•
Also in December 2005, SGI incorporated a wholly-owned subsidiary, Growing State Limited (“GSL”), in accordance with the laws of the British Virgin Islands. On September 22, 2006, GSL, in turn, established a wholly-foreign owned enterprise, Growing Bioengineering (Shanghai) Company Limited, in China.

July 13, 2007

The Company treated SGI’s acquisition of 100% of the equity in Shining (“SGI Acquisition”) as a recapitalization of Shining in its financial statements. The Company’s use of this treatment can be justified based on different analyses as follows:

•
The Company first applied paragraphs 16-18 of SFAS 141 to the SGI Acquisition and determined that SGI was the legal acquirer while Shining was the accounting acquirer. This conclusion was arrived at on the bases that (i) SGI was a cash shell company with no operations at the time of the SGI Acquisition, (ii) the majority Shining shareholders became SGI’s majority shareholders and had control over both SGI and Shining after the SGI Acquisition, and (iii) Shining’s senior management became the senior management of both SGI and Shining after the SGI Acquisition.

•
The Company then applied EITF 98-3 and determined that SGI, the acquiree in the SGI Acquisition, could not be considered as a business on the basis that SGI did not carry out any operations. In accordance with EITF 98-3, a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenue. At the time of the SGI Acquisition, SGI did have cash resources but none of those items cited as input in EITF 98-3, and the second and third elements above were not present.

•
The Company then applied paragraph 9 of SFAS 141 and determined that the SGI Acquisition was not a business combination and therefore not within the scope of SFAS 141 on the basis that Shining, being the accounting acquirer, did not acquire net assets that constitute a business because SGI, being the accounting acquiree, could not be considered as a business in accordance with EITF 98-3.

•
The Company then applied the accounting and financial reporting interpretations and guidance set out by the Corporate Finance Division of the Securities and Exchange Commission (“SEC Interpretations and Guidance”) and determined that the SGI Acquisition was a capital transaction and should be accounted for as a recapitalization of Shining, which was the accounting acquirer. This conclusion was reached on the bases that (i) the SGI Acquisition highly resembles a Reverse Acquisition, with the major difference that SGI was not a public company at the time of the SGI Acquisition, and (ii) it was both reasonable and logical to apply the SEC Interpretations and Guidance to the SGI Acquisition, particularly when SGI had become the Company’s wholly-owned subsidiary at the time the financial statements were prepared.

July 13, 2007

3.	Comment:
We note your statement in your response that the “ownership of Shining was identical to the ownership of SGI at inception and through the acquisition of Shining by SGI.” Please explain how this is possible when in March 2005 the owners of SGI sold their shares to K. Kwok and as a result, as you indicate in your response, K. Kwok then owned 100% of SGI.

Response:
The Company submits that its previous response did not describe the situation precisely. The original shareholders of SGI—Mr. Song Jinan, Ms. Yan Li, Mr. Huang Weida and Ms. Yan Yihong (the “Original SGI Shareholders”)—were also original shareholders of Shining. The Original SGI Shareholders owned 99.5% of the shares of Shining from February 2004 through December 2005. The remaining 0.5% of the Shining shares were owned by the Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”). In December 2005, 100% of the Shining shares were acquired by SGI from the Original SGI Shareholders and Shengyuan.

Ownership of Shining Shares by Shengyuan

Shengyuan became a shareholder of Shining in 2002 when Shining became a joint stock limited company in order to comply with a Chinese law requiring that joint stock limited companies have a minimum of five shareholders. Shengyuan had no intention of participating in the listing of Shining, and therefore it did not join the other former Shining shareholders to become a shareholder of SGI. Accordingly, Shengyuan has never been a shareholder of SGI. Shengyuan is not related in any way to the other four shareholders of Shining.

Ownership of SGI Shares by K. Kwok

K. Kwok became the sole shareholder of SGI on March 11, 2005 when she purchased 1000 shares of SGI (100% of the outstanding shares of SGI) from the Original SGI Shareholders. On August 11, 2005, SGI and the Original SGI Shareholders entered into an agreement pursuant to which SGI granted the Original SGI Shareholders an option to purchase 9,000 shares of SGI from SGI for a purchase price of $1.00 per share. No consideration was paid by the Original SGI Shareholders in exchange for the option.  On October 25, 2005, the Original SGI Shareholders exercised the option and purchased 9,000 shares of SGI for an aggregate of $9,000. After exercise of the option, the Original SGI Shareholders owned 9,000 shares of SGI (90% of the outstanding SGI equity) and Ms. Kwok owned 1,000 shares of SGI (10% of the outstanding SGI equity).

July 13, 2007

The SGI shares were sold to Ms. Kwok in order to comply with Chinese government regulations and to facilitate the future listing of China-Biotics stock outside of China. The temporary transfer of stock to a third party in this manner is a common practice in China.

In the share exchange transaction, Ms. Kwok’s shares of SGI stock were exchanged for shares of China-Biotics stock issued to Bright Treasure Group Ltd., an entity that is beneficially-owned by Ms. Kwok.

July 13, 2007

The tables below set forth the capitalization of both SGI and Shining on selected dates that are relevant to this response.

Capitalization of SGI (in %) on selected dates

	February 2004	March 2005	August 2005	October 2005	December 2005
Note	1	2	3	4	5
Shareholder
Song Jinan	50.50			45.45	45.45
Yan Li	29.50			26.55	26.55
Yan Yihong	5.00			4.50	4.50
Huang Weida	15.00			13.50	13.50
K. Kwok		100.00	100.00	10.00	10.00
Total	100.00	100.00	100.00	100.00	100.00

Capitalization of Shining (in %) on selected dates

	February 2004	March 2005	August 2005	October 2005	December 2005
Note	1	2	3	4	5
Shareholder
Song Jinan	50.0	50.0	50.0	50.0	—
Yan Li	29.5	29.5	29.5	29.5	—
Yan Yihong	5.0	5.0	5.0	5.0	—
Huang Weida	15.0	15.0	15.0	15.0	—
Shanghai Shengyuan Property Co., Ltd.	0.5	0.5	0.5	0.5	—
SGI	—	—	—	—	100.0
Total	100.0	100.0	100.0	100.0	100.0

Notes to both tables above:

Note 1:	Date of incorporation of SGI.

Note 2:	Date on which K. Kwok became the sole shareholder of SGI.

Note 3:	Date on which SGI entered into the Acquisition Agreement with Shining shareholders.

Note 4:	Date on which the group of individuals who previously collectively held majority equity interest in SGI and Shining became SGI’s majority shareholders again.

Note 5:	Date on which SGI completed its acquisition of Shining in December 2005, which was evidenced by Shining’s receipt of a final business license from the PRC authorities.

In response to this comment, the Company has updated the disclosure in the Amendment.

July 13, 2007

4.	Comment:
In your disclosure on page F-18 you indicate that SGI entered into an agreement with the former majority shareholders of SGI and a third party. We also note that you indicate that the original Shining equity holders and the third party transferred all equity in Shining to SGI. Please expand your response to explain the ownership interest in SGI of the third party.

Response:
The “former majority shareholders” of SGI refers to Mr. Song Jinan, Ms. Yan Li, Mr. Huang Weida and Ms. Yan Yihong (the “Original SGI Shareholders”), and the third party refers to Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”). The Original SGI Shareholders were also original shareholders of Shining. The Original SGI Shareholders owned 99.5% of the shares of Shining from February 2004 through December 2005. The remaining 0.5% of the Shining shares were owned by the Shanghai Shengyuan Property Co., Ltd. (“Shengyuan”).

Shengyuan became a shareholder of Shining in 2002 when Shining became a joint stock limited company in order to comply with a Chinese law requiring that joint stock limited companies have a minimum of five shareholders. Shengyuan had no intention of participating in the listing of Shining, and therefore it did not join the other former Shining shareholders to become a shareholder of SGI. Accordingly, Shengyuan has never been a shareholder of SGI. Shengyuan is not related in any way to the other four shareholders of Shining.

In December 2005, 100% of the Shining shares were acquired by SGI from the Original SGI Shareholders and Shengyuan.

In response to this comment, the Company has updated the disclosure in the Amendment.

5.	Comment:
Please expand your disclosure on page F-18 to explain why SGI issued the original Shining equity holders the right to acquire 9,000 SGI ordinary shares. Based on your disclosure it appears that this represents a supplemental agreement that was not a condition of the August 11, 2005 acquisition agreement. Please explain what consideration was given to SGI in exchange for this option.

Response:
K. Kwok became the sole shareholder of SGI on March 11, 2005 when she purchased 1000 shares of SGI (100% of the outstanding shares of SGI) from the Original SGI Shareholders. The SGI shares were sold to Ms. Kwok in order to comply with Chinese government regulations and to facilitate the future listing of China-Biotics stock outside of China. The temporary transfer of stock to a third party in this manner is a common practice in China.

July 13, 2007

On August 11, 2005, SGI and the Original SGI Shareholders entered into an agreement pursuant to which SGI granted the Original SGI Shareholders an option to purchase 9,000 shares of SGI from SGI for a purchase price of $1.00 per share. No consideration was paid by the Original SGI Shareholders in exchange for the option.  On October 25, 2005, the Original SGI Shareholders exercised the option and purchased 9,000 shares of SGI for an aggregate of $9,000. After exercise of the option, the Original SGI Shareholders owned 9,000 shares of SGI (90% of the outstanding SGI equity) and Ms. Kwok owned 1,000 shares of SGI (10% of the outstanding SGI equity). As noted above, the temporary transfer of stock to a third party in this manner (involving a sale and an option entered into after the sale) is a common practice in China. The parties to this transaction always contemplated that the Original SGI Shareholders would regain their controlling position once Chinese regulations were satisfied and the grant of the option was the mechanism chosen to effect this.

In the share exchange transaction, Ms. Kwok’s shares of SGI stock were exchanged for shares of China-Biotics stock issued to Bright Treasure Group Ltd., an entity that is beneficially-owned by Ms. Kwok.

In response to this comment, the Company has updated the disclosure in the Amendment.

6.	Comment:	We note your disclosure on page F-19. Please remove all references to the SEC.

Response:	In response to this comment, the Company has deleted all references to the SEC on the indicated page of the Amendment (now page F-9).

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/ Eric Simonson
Eric Simonson
cc: Mr. Song Jinan, China-Biotics, Inc.